Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
Center Mobile Co., Ltd.	Japan

Subsidiary of Center Mobile Co., Ltd.	Place of Incorporation
Pay Storage Co., Ltd.	Japan